UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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Amendment No. 1 to

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Navios Maritime Acquisition Corporation
(Name of Issuer)

Common stock, $.0001 par value
(Title of Class of Securities)

Y62159101
(CUSIP Number)

September 1, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]           Rule 13d-1(b)

[X]         Rule 13d-1(c)

[ ]           Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act.

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sabretooth Master Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 250,000 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 250,000 Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 250,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0.62%
12	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sabretooth Capital Partners, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 250,000 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 250,000 Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 250,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0.62%
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sabretooth Capital Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 250,000 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 250,000 Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 250,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0.62%
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Erez Kalir
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 250,000 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 250,000 Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 250,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0.62%
12	Type of Reporting Person (See Instructions) IN

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Craig Perry
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 250,000 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 250,000 Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 250,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0.62%
12	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer
Navios Maritime Acquisition Corporation
(b)	Address of Issuer’s Principal Executive Offices
85 Akti Miaouli Street Piraeus, Greece 185 38

Item 2.

(a)	Name of Person Filing

(i) Sabretooth Master Fund, L.P. (the “Partnership”), a Cayman Islands exempted limited partnership, with respect to shares of Common Stock (as defined in Item 2(d) below) and warrants directly owned by it.

(ii) Sabretooth Capital Partners, LLC (the “General Partner”), which serves as the general partner of the Partnership.

(iii) Sabretooth Capital Management, LLC (the “Investment Manager”), which serves as the investment manager to the Partnership.

(iv) Mr. Erez Kalir who serves as a managing member of both the General Partner and the Investment Manager.

(v) Mr. Craig Perry who serves as a managing member of both the General Partner and the Investment Manager.

(b)	Address of Principal Business Office or, if none, Residence

Sabretooth Master Fund, L.P., c/o Sabretooth Capital Partners, LLC
Sabretooth Capital Partners, LLC
Sabretooth Capital Management, LLC
405 Lexington Avenue, 50th Floor
New York, NY 10174

Erez Kalir
Craig Perry
c/o Sabretooth Capital Partners, LLC
405 Lexington Avenue, 50th Floor
New York, NY 10174

(c)	Citizenship
Sabretooth Master Fund, L.P. - Cayman Islands Sabretooth Capital Partners, LLC - Delaware, U.S.A. Sabretooth Capital Management, LLC – Delaware, U.S.A. Erez Kalir - U.S.A. Craig Perry - U.S.A.
(d)	Title of Class of Securities
Common stock, $.0001 par value (the “Common Stock”)
(e)	CUSIP Number
Y62159101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act;
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d-1(b)(l)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

    If filing as a non-U.S. institution in accordance with §240.13d-1(b)(l)(ii)(J), please specify the type of institution.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As of the date hereof, the Partnership owned (i) 0 shares of Common Stock and  (ii) warrants to purchase 250,000 shares of Common Stock (the “Warrants”).

The percentages herein are calculated based upon the 40,015,654 shares of Common Stock issued and outstanding, as reported on the Issuer’s Form 6-K filed with the SEC on September 2, 2010.

A. Sabretooth Master Fund, L.P.
    (a) Amount beneficially owned: 250,000
    (b) Percent of class: 0.62%
    (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: -
       (ii) Shared power to vote or direct the vote: 250,000
       (iii) Sole power to dispose or direct the disposition:-
       (iv) Shared power to dispose or direct the disposition: 250,000

B. Sabretooth Capital Partners, LLC
    (a) Amount beneficially owned: 250,000
    (b) Percent of class: 0.62%
    (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: -
       (ii) Shared power to vote or direct the vote: 250,000
       (iii) Sole power to dispose or direct the disposition:-
       (iv) Shared power to dispose or direct the disposition: 250,000

C. Sabretooth Capital Management, LLC
    (a) Amount beneficially owned: 250,000
    (b) Percent of class: 0.62%
    (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: -
       (ii) Shared power to vote or direct the vote: 250,000
       (iii) Sole power to dispose or direct the disposition:-
       (iv) Shared power to dispose or direct the disposition: 250,000

D. Erez Kalir
    (a) Amount beneficially owned: 250,000
    (b) Percent of class: 0.62%
    (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: -
       (ii) Shared power to vote or direct the vote: 250,000
       (iii) Sole power to dispose or direct the disposition:-
       (iv) Shared power to dispose or direct the disposition: 250,000

E. Craig Perry
    (a) Amount beneficially owned: 250,000
    (b) Percent of class: 0.62%
    (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: -
       (ii) Shared power to vote or direct the vote: 250,000
       (iii) Sole power to dispose or direct the disposition:-
       (iv) Shared power to dispose or direct the disposition: 250,000

This statement relates to holdings of the Partnership over which the General Partner and the Investment Manager have discretionary trading authority.  The managing members of the General Partner and the Investment Manager are Erez Kalir and Craig Perry, who share investment management duties. The Partnership, the General Partner, the Investment Manager, Mr. Kalir and Mr. Perry are hereinafter sometimes collectively referred to as the "Reporting Persons."

Each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock and Warrants reported hereby, except to the extent of such Reporting Person’s pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
[X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

            Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

September 8, 2010

Sabretooth Master Fund, L.P. By: Sabretooth Capital Partners, LLC its General Partner By: /s/ Erez Kalir Name: Erez Kalir Title: Managing Member
Sabretooth Capital Partners, LLC By: /s/ Erez Kalir Name: Erez Kalir Title: Managing Member
Sabretooth Capital Management, LLC By: /s/ Erez Kalir Name: Erez Kalir Title: Managing Member
/s/ Erez Kalir Erez Kalir
/s/ Craig Perry Craig Perry